

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

> **Re: Greenpro Capital Corp.**
> **Amendment No. 7 to Registration Statement on Form S-3**
> **Filed January 28, 2022**
> **File No. 333-258441**

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-3

Our Business
Risks Associated with Our Business and this Offering, page 8

1. Please revise your disclosure that your business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak. Revise to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting the impacts as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred.

<u>Risk Factors</u>
<u>We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law, page 11</u>

2.   We note your statement that "In connection with any future offering, [you] may be subjected to the U.S. Foreign Corrupt Practices Act ("FCPA")." Please revise this statement to remove the reference limiting the application of the FCPA to your future offerings.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Benjamin A. Tan